[Brencourt Letterhead]

November 7, 2006

Mr. Leo Benatar
Chairman
Interstate Bakeries Corporation
12 East Armour Boulevard
Kansas City, MO 64111

Dear Leo,

Brencourt Advisors LLC ("Brencourt"), as you know, is one of the largest shareholders of Interstate Bakeries Corporation ("IBC" or the "Company") and, as of September 22, 2006, has joined the Official Committee for Equity Holders.(1) I am writing to inform you of our decision to request the Delaware Chancery Court to compel a shareholder meeting to elect new directors to IBC's Board of Directors (the "Board"). Such action is necessary if IBC is to successfully restructure and maximize value for all constituents – creditors, shareholders, management and employees.

Brencourt has serious concerns with the course of the restructuring and the reasons underlying the last seven years of declining operating performance. While Alvarez & Marsal's performance as interim management has been unsatisfactory, the root cause of IBC's decline is, in our opinion, the Board of Directors.

The Board is largely the same board that has presided over the Company's downward slide since the late 1990s, its descent into bankruptcy and its continuing financial deterioration while in Chapter 11. Excluding the two new directors recently nominated by securities holders and one other, the remaining six Board members have sat for an average of 13 years.

This is not an instance of a well-managed company deteriorating due to adverse industry conditions. We cannot help but notice that IBC's competitors generate 8%-10% EBITDA margins. These companies have managed to thrive through the "low-carb craze" that management and the Board seem to blame at every turn for IBC's woes. Rather, IBC's current situation is the culmination of years of bad management and board neglect.

A particularly egregious example of the Board's dereliction is that it allowed IBC to operate for over 10 years without a Chief Financial Officer. We understand that upon his appointment to the Chief Executive position in 1989, former CEO Chuck Sullivan fired the CFO and refused to appoint a successor even as the Company's financial performance deteriorated year after year. We raised this fact at our meeting with the Board on July 14, 2006, and the only response was that the Company had talented people at the bakery level to handle the CFO duties. We think this response is absurd on its face and we seriously question how the Board could have been satisfied with this gross lack of corporate governance and control.

__________________

(1) While Brencourt has received non-public information in its capacity as a member of the Equity Committee, only information in the public domain will be discussed in this letter.

After our meeting in July, IBC disclosed that it does, in fact, lack the basic internal controls to monitor its finances. The frightening state of IBC's internal controls and financial reporting, a condition perpetuated by this Board, is summarized by the Company in its 2005 10-K, filed on October 6, 2006:

"Ineffective Control Environment: Our control environment did not sufficiently promote effective internal control over financial reporting throughout the organization." Under scrutiny of the bankruptcy court, the Company belatedly disclosed the following material weaknesses in its "control environment":

"due to ineffective corporate oversight and accountability, information was not consistently communicated to the appropriate levels of the organization;"

"historically, a company-wide attitude of control consciousness did not permeate throughout the organization;"

"there was a pervasive shortage of resources in key control areas such as finance and accounting, benefits and information technology functions;"

"there was not sufficient documentation and communication of our accounting policies and procedures to ensure the proper and consistent application of GAAP throughout the organization;"

"our internal audit function was inadequately staffed to plan or perform routine internal audits in addition to assisting with management's assessment of the effectiveness of internal control over financial reporting;"

"we did not have formal processes in place that covered self-assessments, independent testing or reporting of the adequacy or effectiveness of our internal control procedures over financial reporting;"

Why did the Board allow this to develop and persist? Was the Board aware of these structural deficiencies? Did this Board even care? If it did, wouldn't a logical starting point to address the problem have been to appoint a CFO? Now that the Company has admitted it had "ineffective corporate oversight and accountability," doesn't sound governance require that those responsible for management oversight and accountability – i.e., the Board members – be relieved of those duties?

Can the Board's neglect be connected to the fact that its members on the whole have little or no stake in the fortunes of the Company? We are amazed by how little stock the Board members collectively own. The Sullivan-era directors, excluding Mr. Baum, own on average less than 4,200 shares each. In addition, these directors haven't stood for election since September 23, 2003. For over three years, they have presided over an unbroken record of underperformance and systemic failures, free of incentives to enhance value and unchecked by any accountability to their shareholders.

IBC needs a new, capable board with the skills to properly oversee the Company's reorganization and operational turnaround. The restructuring efforts pursued by Alvarez & Marsal have not worked and, given IBC's track record, we have no confidence in the current Board to successfully implement a turnaround of the business.

Brencourt has attempted to work with the Board over the last five months to strengthen its governance and turnaround capabilities with the addition of new members. We believe that this is critical for a truly successful reorganization. While we appreciate the Board's addition of two new members, it has no practical effect since a majority of the Board is still comprised of Sullivan-era directors.

Two weeks ago, the Official Committees of Equity Holders and Unsecured Creditors requested that at least four directors resign in favor of new candidates. We had hoped the Sullivan-era Board members would step down. Thus far, the Board has rejected our request. In response, Brencourt was left with no choice but to file a complaint in the Delaware Chancery Court to enforce its shareholder rights as prescribed under state law.

If you have any questions or would like to discuss this in further detail, please feel free to contact me at (212) 313-9700.

Sincerely,

/s/ William L. Collins
William L. Collins
Chairman and Chief Executive Officer
Brencourt Advisors, LLC